June 8, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Max A. Webb John Dana Brown Jeffrey Sears Lyn Shenk

Re:	Tesla Motors, Inc. Registration Statement on Form S-1 File No. 333-164593

Ladies and Gentlemen:

On behalf of Tesla Motors, Inc., a Delaware corporation (the “Company”), we hereby enclose the information requested by the Staff in a telephone conversation on June 8, 2010 regarding certain errors in the Company’s financial statements for the year ended December 31, 2009 and draft disclosure regarding such errors that the Company intends to include in Amendment No. 5 to the Company’s Registration Statement on Form S-1.

If you have any questions or require further information, please do not hesitate to contact me at (650) 320-4597.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark B. Baudler
Mark B. Baudler

Securities and Exchange Commission

June 8, 2010

Enclosures

cc (w/encl.):

Deepak Ahuja

Tesla Motors, Inc.

Larry W. Sonsini, Esq.

David J. Segre, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Kevin P. Kennedy, Esq.

Simpson Thacher & Bartlett LLP

D. Timothy Carey

Stephen Sullins

PricewaterhouseCoopers LLP

TESLA MOTORS, INC.

Analysis of 2009 Financial Statement Errors

June 2010

Summary

	2009						2010
in thousands	First Qtr	Second Qtr	Third Qtr	Fourth Qtr	Nine Months 9/30/09	Full Year 2009	First Qtr	Second Qtr (Forecast)
As Reported
Revenues	$20,886	$26,945	$45,527	$18,585	$93,358	$111,943	$20,585	n/a
Selling General and Admin Exp	6,607	8,247	10,733	16,563	25,587	42,150	16,585	n/a
Total Operating Expenses	14,548	10,188	11,990	24,706	36,726	61,432	29,850	$42,700
Pre-tax Loss	16,008	10,859	4,834	24,013	31,701	55,714	29,401	38,000
Net Loss	16,016	10,867	4,615	24,242	31,498	55,740	29,519	n/a
Total Assets	n/a	n/a	155,916	130,424	n/a	n/a	145,320	n/a

Adjustments
Q3’09 Expenses Recorded in Q4’09			(530)	530	(530)
Stock Compensation Exp Adj				(2,692)		(2,692)	249	2,443

			(530)	(2,162)	(530)	(2,692)	249	2,443

Pct Effect of Net Adjustments on:
Pre-tax Loss			11.0%	9.0%	1.7%	4.8%	0.8%	6.4%
Total Operating Expenses			4.4%	8.8%	1.4%	4.4%	0.8%	5.7%
Total Assets			0.3%	1.7%	n/a	n/a	0.2%	n/a

Pct Effect of Stock Comp Adj on:
Pre-tax Loss				11.2%
Total Operating Expenses				10.9%
Total Assets				2.1%

Background

•	In 2009’s fourth quarter, the Company’s stock-based compensation expense was understated by $2.7 million due to an incorrect Equity Edge report used. The error was discovered in June 2010.

•	In 2009’s third quarter, the Company’s SG&A was understated by $530,000 related to a legal settlement and legal invoices that did not get recorded until 2009’s fourth quarter.

Summary Analysis

After a full consideration of the qualitative and quantitative factors, the Company believes that the errors considered individually and in the aggregate are not material to any periods previously presented. This conclusion is based on the following key facts:

•	The errors do not change the direction or magnitude of trends in expenses;

•	The errors do not change the trend in pre-tax loss;

•	Terms of the option grant are fully disclosed in the Company’s S-1;

•	Focus of investors is on execution of Model S development and manufacturing strategy not on short term profitability;

•	The errors would not provide any information to a reader of the financial statements that would impact the assessment of the Company’s ability to meet their strategic, value creating activities; and,

•	The stock based compensation error is a non-recurring, non-cash charge which decreases the qualitative impact of the error.

Conclusion

The Company believes the errors are not material to any periods previously presented and will correct the error in the three months ending June 30, 2010. The Company proposes the following disclosures to the S-1.

Proposed Disclosures to the Company’s S-1

Prospectus Summary (page 4 of Amendment No. 4) – Insert paragraph before Industry Overview:

In June 2010, we identified an error related to the understatement in stock-based compensation expense subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2009. This error had the effect of understating selling, general and administrative expenses and net loss for the year ended December 31, 2009 by $2.7 million. We determined that the impact of this error was not material and will correct the error by recording additional stock-based compensation expense of $2.4 million in the three month period ending June 30, 2010. See Note 17 to our consolidated financial statements included elsewhere in this prospectus.

Summary Consolidated Financial Data (page 11 of Amendment No. 4) – Insert new paragraph 3:

In June 2010, we identified an error related to the understatement in stock-based compensation expense subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2009. This error had the effect of understating selling, general and administrative expenses and net loss for the year ended December 31, 2009 by $2.7 million. We determined that the impact of this error was not material and will correct the error by recording additional stock-based compensation expense of $2.4 million in the three month period ending June 30, 2010. See Note 17 to our consolidated financial statements included elsewhere in this prospectus.

Capitalization (page 60 of Amendment No. 4) – Insert new last paragraph:

In June 2010, we identified an error related to the understatement in stock-based compensation expense subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2009. This error had the effect of understating selling, general and administrative expenses and net loss for the year ended December 31, 2009, as well as understating additional paid-in capital and accumulated deficit by $2.7 million. We determined that the impact of this error was not material and will correct the error by recording additional stock-based compensation expense of $2.4 million in the three month period ending June 30, 2010. See Note 17 to our consolidated financial statements included elsewhere in this prospectus.

Selected Consolidated Financial Data (page 64 of Amendment No. 4) – Insert new paragraph 3:

In June 2010, we identified an error related to the understatement in stock-based compensation expense subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2009. This error had the effect of understating selling, general and administrative expenses and net loss for the year ended December 31, 2009 by $2.7 million. We determined that the impact of this error was not material and will correct the error by recording additional stock-based compensation expense of $2.4 million in the three month period ending June 30, 2010. See Note 17 to our consolidated financial statements included elsewhere in this prospectus.

Management’s Discussion and Analysis – Overview (page 68 of Amendment No. 4) – Insert before Basis of Presentation:

Unadjusted Error in 2009

In June 2010, we identified an error related to the understatement in stock-based compensation expense subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2009.

In the fourth quarter of 2009, we granted certain stock options for which a portion of the grant was immediately vested. We erroneously accounted for the expense on a straight-line basis over the term of the award, while expense recognition should always be at least commensurate with the number of awards vesting during the period. As a result, selling, general and administrative expenses and net loss for the year ended December 31, 2009 were understated by $2.7 million. The error did not have an effect on the valuation of the stock options. As stock-based compensation expense is a non-cash item, there was no impact on net cash used in operating activities for the year ended December 31, 2009.

We considered the impact of the error on reported operating expenses and trends in operating results and determined that the impact of the error was not material to previously reported financial information. To correct this error, we will record additional stock-based compensation of $2.4 million in the three month period ending June 30, 2010. We also evaluated this control deficiency in the context of our internal control over financial reporting and based on the magnitude, nature and extent of the error, determined that such deficiency would be considered a significant deficiency. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness, yet important enough to merit attention by those responsible for the oversight of the company’s financial reporting.

Management’s Discussion and Analysis – Critical Accounting Policies (page 79 of Amendment No. 4) – Insert new paragraph 3:

In June 2010, we identified an error related to the understatement in stock-based compensation expense subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2009. This error had the effect of understating stock-based compensation expense for the year ended December 31, 2009 by $2.7 million. We determined that the impact of this error was not material and will correct the error by recording additional stock-based compensation expense of $2.4 million in the three month period ending June 30, 2010. See Note 17 to our consolidated financial statements included elsewhere in this prospectus.

Management’s Discussion and Analysis – Quarterly Results of Operations (page 91 of Amendment No. 4) – Insert new paragraph 2:

In June 2010, we identified an error related to the understatement in stock-based compensation expense subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2009. This error had the effect of understating selling, general and administrative expenses and net loss for the year ended December 31, 2009 by $2.7 million. We determined that the impact of this error was not material and will correct the error by recording additional stock-based compensation expense of $2.4 million in the three month period ending June 30, 2010. See Note 17 to our consolidated financial statements included elsewhere in this prospectus.

Consolidated Financial Statements – Notes to Consolidated Financial Statements – Note 1. Overview of the Company (page F-7 of Amendment No. 4) – Insert new last paragraph:

In June 2010, we identified an error related to the understatement in stock-based compensation expense subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2009. This error had the effect of understating selling, general and administrative expenses and net loss for the year ended December 31, 2009, as well as understating additional paid-in capital and accumulated deficit by $2.7 million. As stock-based compensation expense is a non-cash item, there was no impact on net cash used in operating activities for the year ended December 31, 2009. See Note 17.

Consolidated Financial Statements – Notes to Consolidated Financial Statements (page F-43 of Amendment No. 4) – Insert note 17:

17. Event Subsequent to the Date of Independent Registered Accountant’s Report (Unaudited)

In June 2010, we identified an error related to the understatement in stock-based compensation expense subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2009.

In the fourth quarter of 2009, we granted certain stock options for which a portion of the grant was immediately vested. We erroneously accounted for the expense on a straight-line basis over the term of the award, while expense recognition should always be at least commensurate with the number of awards vesting during the period. As a result, selling, general and administrative expenses and net loss for the year ended December 31, 2009 were understated by $2.7 million. The error did not have an effect on the valuation of the stock options. As stock-based compensation expense is a non-cash item, there was no impact on net cash used in operating activities for the year ended December 31, 2009.

We considered the impact of the error on reported operating expenses and trends in operating results and determined that the impact of the error was not material to previously reported financial information. To correct this error, we will record additional stock-based compensation of $2.4 million in the three month period ending June 30, 2010.